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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

RNS Number:9601W
Imperial Tobacco Group PLC
7 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Imperial Tobacco Group PLC

2. Name of director

Gareth Davis

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding by director in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Savings Related Share Option

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

260,982

16. Total percentage holding of issued class following this notification

0.0358

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

31 May 2002

18. Period during which or date on which exercisable

1 August 2007 - 31 January 2008

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

1,205 ordinary shares of 10p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

à8.24 per share

22. Total number of shares or debentures over which options held following this notification

346,483 (Including Contingent Rights)

23. Any additional information

None

24. Name of contact and telephone number for queries

T M Williams, Assistant Company Secretary 0117 933 7410

25. Name and signature of authorised company official responsible for making this notification

T M Williams, Assistant Company Secretary

Date of Notification

7 June 2002

RNS Imperial Tobacco Gp IMT Director Shareholding
Jun 7 2002 15:41
The company news service from the London Stock Exchange

END

RDSFRMATMMJMBLT
-0- Jun/07/2002 14:41 GMT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date July 1, 2002

By

Trevor M Williams
Assistant Company Secretary

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